Exhibit 99.6

Glass House Brands Announces Upcoming Conference Attendance

LONG BEACH, CA and TORONTO, September 7, 2021 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., today announced its executive team will participate in the following conferences in September:

•	Beacon Securities Virtual Cannabis Conference 2021 (Virtual), September 9, 2021: Management will participate in one-on-one meetings.

•	BTIG Inaugural Cannabis Conference, September 29, 2021 (Virtual): Mr. Kazan and Mr. Farrar are scheduled to participate in a fireside chat at 1:55 p.m. ET and management will participate in one-on-one meetings.

About Glass House

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

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